EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	Year-to-date ended
	June 19, 2009	June 13, 2008
Income (loss) from continuing operations before income taxes	$(131)	$247
Add (deduct):
Fixed charges	202	205
Capitalized interest	(5)	(6)
Amortization of capitalized interest	3	3
Equity in (earnings)/losses related to certain 50% or less owned affiliates	34	(2)
Distributions from equity investments	1	3
Dividends on preferred stock	(4)	(4)

Adjusted earnings	$100	$446

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$169	$171
Capitalized interest	5	6
Dividends on preferred stock	4	4
Portion of rents representative of the interest factor	24	24

Total fixed charges and preferred stock dividends	$202	$205

Ratio of earning to fixed charges and preferred stock dividends	—	2.2
Deficiency of earnings to fixed charges and preferred stock dividends	$(102)	$—